File No. 812-15976
UNITED STATES OF AMERICA BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application
Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an Exemption from Section 15(a) Thereof, and from Certain Disclosure Requirements under Various Rules and Forms
In the Matter of

ETF Opportunities Trust
8370 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
and

Framework Digital Advisors LLC
347 5th Avenue, Suite 1402-700
New York, New York 10016

Please send all communications, notices and orders to:
John H. Lively Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
(913) 660-0778
john.lively@practus.com

With a copy to:

Louis Camhi
Chief Investment Officer
Framework Digital Advisors LLC
347 5th Avenue, Suite 1402-700
New York, New York 10016
louis@rlhcap.com

and

Michael S. Didiuk
Katten Muchin Rosenman LLP
50 Rockefeller Plaza
New York, NY 10020-1605
direct +1.212.940.6677
michael.didiuk@katten.com

Page 1 of 19 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on July 20, 2026

____________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
In the Matter of:
ETF Opportunities Trust Framework Digital Advisors LLC
Second Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) thereof , and from certain disclosure requirements under various rules and forms.
File No. 812-15976

I.INTRODUCTION

ETF Opportunities Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each, a “Series,” and collectively, the “Series”) and Framework Digital Advisors LLC, the investment adviser to certain of the Series (“Framework,” and collectively with the Trust, the “Applicants”) hereby submit this second amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act to permit the Trust, on behalf of a Fund (as defined below), and/or its Advisor (as defined below), subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisors (each, a “Subadvisor”) to manage all or a portion of the assets of a Fund1 (either directly or through such Fund’s direct wholly-owned subsidiary)2 pursuant to an investment subadvisory agreement with a Subadvisor (each, a “Subadvisory Agreement,” and together the “Subadvisory Agreements”) and (b) materially amend Subadvisory Agreements.3

Applicants also apply for an order of the Commission under Section 6(c) exempting a Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Subadvisors). The board of directors of any Subsidiary will be appointed by, and can be removed by, the Board of the respective Fund.4

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for a Fund the services of one or more Subadvisors believed by the Advisor and the Board to be particularly well-suited to manage all or a portion of the assets of the Fund (either directly or through such Fund’s Subsidiary, if any) without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Advisor will evaluate, allocate assets to and oversee the Subadvisor(s) and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Advisor to make material amendments to Subadvisory Agreements believed by the Advisor and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, a Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Advisor and the Board. In all cases, an Advisor will be the entity providing general management services to each Fund, including overall supervisory responsibility for the general

1.Applicants also request that the relief apply to (i) any other existing or future series of the Trust and (ii) any other registered open-end management investment company or series thereof that (a) is advised by Framework or any entity controlling, controlled by or under common control with Framework or its successors (each, an “Advisor”), (b) uses the manager of managers structure (“Manager of Managers Structure”) described in this Application, and (c) complies with the terms and conditions of this Application (together with each Series, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is the Trust with respect to the Funds advised by the Framework, and the Trust is named as an Applicant. As of the date of this Application, the Trust has filed an amendment to its registration statement on Form N-1A with respect to the Funds that is not yet effective. The term “Board” also includes the board of directors or trustees of a future Fund. If the name of any Fund contains the name of a subadvisor, the name of the Advisor that serves as the primary adviser to the Fund will precede the name of the subadvisor. For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2.A Fund may pursue its investment strategies by investing through a direct wholly-owned subsidiary (each such subsidiary, a “Subsidiary”).
3.The requested relief will not extend to any subadvisor who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund or an Advisor other than by reason of serving as a subadvisor to one or more Funds (or any Subsidiary) (“Excluded Subadvisors”). For purposes of this Application, no Excluded Subadvisor is included within the defined term “Subadvisor.” To the extent not otherwise exempted by law or rule, shareholder approval will be required for any other subadvisor changes and material amendments to subadvisory agreements with respect to subadvisors other than a Subadvisor (all such changes are referred to herein as “Ineligible Subadvisor Changes”).
4.All approvals contemplated by this Application to be made by the Board will be made by the Board of the relevant Fund.

management and investment of the Fund’s assets (either directly or through such Fund’s Subsidiary, if any), and, subject to review and approval of the Board, will: (a) set such Fund’s (including, if any, its Subsidiary’s) overall investment strategies;
(b) evaluate, select and recommend Subadvisors to manage all or a part of the Fund’s assets (directly or through its Subsidiary, if any); (c) allocate and, when appropriate, reallocate the Fund’s assets among one or more Subadvisors (including by allocating and reallocating assets between the Fund and, if any, its Subsidiary); (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with the investment objective, policies and restrictions of the Fund and any Subsidiary thereof.

II.BACKGROUND

A.The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust is overseen by its Board, consisting of trustees, the majority of whom are not “interested persons” of the Trust or the Advisor, as the term “interested person” is defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”).

The Trust offers shares of multiple series and may introduce new series in the future that would operate under a Manager of Managers structure and which will be offered and sold pursuant to a registration statement on Form N-1A. Each Fund has its own distinct investment objectives, policies, and restrictions. An Advisor will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to a Fund. The Trust is not required to hold annual shareholder meetings.

B.Framework; Investment Advisory and Subadvisory Services
Framework is a limited liability company organized under the laws of the State of Delaware. Framework is registered, and any other Advisor will be registered, as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Framework serves as the investment adviser to the Trust with respect to the Funds and will serve as investment adviser to any future Subsidiary. Framework or another Advisor will serve as investment adviser to any future Funds. Framework’s primary business activity is providing investment management services to institutional clients, including the Trust.

1.Investment Advisory Services

Framework has entered into an investment advisory agreement with each Series (the “Series Advisory Agreement,”), and any future Fund will enter into an investment advisory agreement with Framework or another Advisor (together with the Series Advisory Agreement, the “Advisory Agreements”). Any future Subsidiary will enter into an investment advisory agreement with its Advisor (the “Subsidiary Advisory Agreements”). Under the terms of the Fund’s Advisory Agreement, and subject to the authority of the Board, the Advisor will be responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objectives, policies, and restrictions. Under the terms of any future Subsidiary Advisory Agreement, the Advisor will be responsible for the overall management of the Subsidiary’s business affairs and selecting the Subsidiary’s investments according to the Subsidiary’s investment objectives, policies, and restrictions.
For the investment advisory services that it provides to each Fund, the Fund’s Advisor receives the fee specified in the Advisory Agreement from such Fund. The investment management fees are calculated based on the average daily net assets of the particular Fund as of the close of business on each business day during the month.

The terms of the Advisory Agreements and Subsidiary Advisory Agreements comply, or will comply, with Section 15(a) of the 1940 Act. The Advisory Agreements were or will be approved by the Board, including a majority of the Independent Trustees, and were or will be approved by the shareholders of the respective Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The approval of the Subsidiary Advisory Agreements was or will be effected in the manner required by Sections 15(a) and 15(c) of the 1940 Act as if the Subsidiary Advisory Agreement were between the Advisor to the Subsidiary and the Fund that owns that Subsidiary. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement or any Subsidiary Advisory Agreement.
2.Subadvisory Services

Pursuant to the Advisory Agreement, the Advisor may select and enter into one or more separate Subadvisory Agreements with one or more Subadvisors to provide for the day-to-day management of the assets of a Fund, either directly or through such Fund’s Subsidiary, if any. Under each Subadvisory Agreement, the respective Subadvisor will exercise portfolio management discretion with respect to all or a portion of a Fund’s portfolio, either directly or through such Fund’s Subsidiary, if any, subject to the supervision of the Advisor and the Board. Pursuant to the Subadvisory Agreement, the Subadvisor will be obligated, among other things, to assist the Advisor in maintaining the Fund’s compliance with its investment objectives, policies and restrictions as well as applicable provisions of the 1940 Act and other applicable regulations, to maintain documentation required to be retained pursuant to the 1940 Act and/or the Advisers Act relevant to investment management services rendered by the Subadvisor to the Fund (or to such Fund’s Subsidiary, if any), and to provide periodic reporting to the Board regarding the performance of that portion of a Fund for which the Subadvisor renders investment management services. The number of Subadvisors employed by the Fund or the Subsidiary thereof could change over time.

Any Subsidiary’s Subadvisory Agreement will be approved by the Board of the Trust, including by a majority of the Independent Trustees, and the Fund’s initial shareholder in accordance with Sections 15(a) and 15(c) of the 1940 Act. Each future Subadvisory Agreement, including any Subadvisory Agreement for a Subsidiary, will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.5 If the requested relief is granted, approval by the shareholders of the affected Fund will not be sought or obtained. In addition, the terms of the Subadvisory Agreements will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisor to a Fund (or to such Fund’s Subsidiary, if any) is or will be an “investment adviser” as defined in Section 2(a) (20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or not subject to such registration.

Subject to approval by the Board and a majority of a Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of a Fund, including, in particular, the selection and supervision of the Subadvisors, will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other asset management firms to identify appropriate Subadvisors, if any, for a Fund’s investment strategies. If a Subadvisor is selected, the Advisor will continuously supervise and monitor the Subadvisor’s performance and periodically recommend to the Board whether the Subadvisor should be retained or released.
The Advisor, under the Advisory Agreement and Subsidiary Advisory Agreements, may employ Subadvisors for the Fund (or such Fund’s Subsidiary, if any). The Advisor will select Subadvisors based on the Advisor’s evaluation of the Subadvisors’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Advisor will allocate and, when appropriate, reallocate the Fund’s assets among Subadvisors (including by allocating the Fund’s assets to the Fund’s Subsidiary, if any). Each Subadvisor will have discretionary authority to invest the Fund’s assets assigned to it. The Advisor will monitor each Subadvisor for the Fund for compliance with the Fund’s specific investment objective, policies and strategies.

Under the Manager of Managers Structure, Subadvisor evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisor periodically will gather and analyze certain performance information regarding the Fund (or the Subsidiary, if any). If the Fund (or the Subsidiary, if any) underperforms, or if the Advisor has other concerns about the Subadvisor (such as a departure from the mandated investment style, a change in management of the Subadvisor, or concerns about compliance and operational capabilities), the Advisor will assess the continued ability of the Subadvisor to help the Fund achieve its investment objective. The Advisor will monitor possible replacement Subadvisors for the Fund (or the Subsidiary, if any) so that any transition can be recommended to the Board and, if approved, effected on a timely basis, should a Subadvisor change be warranted. Absent exemptive relief, however, replacing a Subadvisor would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
The Advisor will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisors, and will make recommendations to the Board as needed. Subadvisors will receive monthly fees from the Advisor or the Fund (or such Fund’s Subsidiary, if any) for which it provides services. Such fees will be calculated at an annual rate based on the average daily net assets of the Fund (or Subsidiary) managed by that Subadvisor. Each Subadvisor will bear its own expenses of providing subadvisory services to the applicable Fund (or to such Fund’s Subsidiary, if any).

Following the end of an initial two-year term, the terms of each Subadvisory Agreement will be reviewed and renewed on an annual basis by the Board of the relevant Fund, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act. The Board will review contract matters, including matters relating to Advisory Agreements and Subadvisory Agreements, with care and diligence in accordance with its fiduciary duties. The Board will review, as requested by the Board in accordance with Section 15(c) of the 1940 Act, appropriate materials received from the Advisor, the Subadvisors, independent third parties, and independent counsel. The Board will consist of a majority of Independent Trustees. The Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board will review information provided by the Advisor and Subadvisors when it is asked to approve or renew Subadvisory Agreements. The Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Advisory Agreement and any applicable Subadvisory Agreements is available in such Fund’s annual or semi-annual report to shareholders on Form N-CSR for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

A Fund will not rely on the requested order if the operation of such Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.6 A Fund’s prospectus will, at all times that such Fund is relying on the requested order, contain the disclosure required by condition 2 set out in Section V below.

5.A Subsidiary will not enter into, amend, or terminate a Subadvisory Agreement without the approval of the Board of a Fund, in accordance with Section 15 of the 1940 Act, as if the Subadvisory Agreement were between the Subadvisor to the Subsidiary and the Fund that owns that Subsidiary.

6.A Fund will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. If a Fund obtains shareholder approval of the Manager of Managers Structure prior to the requested order being granted, such Fund’s prospectus will disclose at all times following that approval the potential existence, substance, and effect of the requested order and the other disclosures provided for in condition 2 below. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that

III.APPLICABLE LAW

A.Shareholder Voting

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).
Section 15 of the 1940 Act applies to situations where, as here, a subadvisor contracts with an investment adviser of an investment company or directly with an investment company. Accordingly, the Subadvisors are deemed to be within the statutory definition of an “investment adviser,” and, therefore, the Subadvisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act to the same extent as the Advisory Agreement. Therefore, without the relief requested herein, a Fund (or a Subsidiary): (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadvisor; and (b) would be prohibited from continuing the employment of an existing Subadvisor whose contract had been assigned as a result of a change in “control,” unless the Advisor and the Fund were to incur the costs of convening a special meeting of the Fund’s shareholders to approve the Subadvisor’s selection and/or the change in the Subadvisory Agreement.

B.Disclosure of Subadvisor Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring a Fund to disclose the fees paid by such Fund (or the Fund’s Subsidiary, if any) to an Advisor and, if any, each of the Subadvisors:

1.Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Fund set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Fund, including the total dollar amounts paid to each adviser by the Fund (or such Fund’s Subsidiary, if any) for the last three fiscal years.

2.Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)-(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Fund to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Subadvisory Agreement, the fees paid to the Subadvisors and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Advisor and Subadvisors, respectively.
More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3.Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Fund’s financial statements to include information concerning fees paid to the Subadvisors.

such Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this Application, the Fund will obtain shareholder approval before relying on the order.

C.General Exemptive Authority Under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission by order upon application, may conditionally or unconditionally exempt any person or any class or classes of persons from any provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].
IV.REQUEST FOR EXEMPTIVE RELIEF
A.Exemptions Requested

1.Shareholder Voting Requirements
For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act that require an Advisor and a Fund to submit Subadvisory Agreements to the Fund’s shareholders for approval prior to selecting a Subadvisor or materially amending a Subadvisory Agreement.

2.Disclosure of Subadvisors’ Fees
Applicants further request, with respect to the disclosure of each Subadvisor’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in a Fund’s registration statement, proxy statements, and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Subadvisor’s fees:

a.Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Fund’s registration statement only the Aggregate Fee Disclosure.
For a Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Advisor and any Excluded Subadvisors; and
(ii) aggregate fees paid to Subadvisors other than Excluded Subadvisors. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any subadvisory fees paid to any Excluded Subadvisors.
b.Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1) (ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in the Fund’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.
c.Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b), and (c), to the extent necessary to permit the Fund’s financial statements to contain only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B.Shareholder Voting Requirements

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act to permit the Trust, on behalf of a Fund and/or its Advisor, subject to the approval of the Board, including a majority of the Independent Trustees, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. Applicants believe this relief should be granted because: (1) the Fund either operates or will operate in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders’ interests are adequately protected through Board oversight.
The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, the Advisor, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Subadvisors to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof or its Subsidiary, if any) in accordance with the investment program established for the Fund by the Advisor. This is a service that the Advisor believes will add value to the investments of a Fund’s shareholders because the Advisor will be able to select those Subadvisors who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as utilizing a Manager of Managers Structure, whereby investors look to the Advisor as a professional organization to evaluate, select and recommend to the Board the hiring of one or more Subadvisors. The Advisor will select the Subadvisor(s) that the Advisor believes will most likely provide investment advisory services that will help the Fund achieve its investment objective. Those Subadvisors will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Subadvisor will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7
From the perspective of the shareholder, the role of the Subadvisors with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Subadvisors are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management, or administrative responsibilities with respect to the Fund (or such Fund’s Subsidiary, if any). Shareholders will rely on the Advisor’s expertise to select one or more Subadvisors best suited to achieve the Fund’s investment objectives. Shareholders will look to the Advisor when they have questions or concerns about the Fund’s management or about the Fund’s investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Subadvisors’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Fund to act immediately upon the Advisor’s recommendations with respect to the Subadvisors by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Fund rely on the Advisor to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Fund.
If the requested relief is not granted, when a new Subadvisor is retained by a Fund (or such Fund’s Subsidiary, if any), the Fund’s shareholders would be required to approve the Subadvisory Agreement with that Subadvisor. Similarly, if an existing Subadvisory Agreement of a Subadvisor is amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Fund (or such Fund’s Subsidiary, if any) would be prohibited from continuing to retain an existing Subadvisor whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadvisor unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process is time-intensive, costly, and slow and, in the case of a poorly performing Subadvisor or one whose management team has left, potentially harmful to the Fund and its shareholders.
The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Subadvisors. Under Section 15(a) of the 1940 Act, these consolidation transactions may trigger the automatic termination provision of any subadvisory agreements that such advisers have with respect to an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring the Advisor and the Fund to obtain immediate and costly shareholder approval for every change in control of a Subadvisor would be unreasonably burdensome. In all of these cases, shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the affected Fund.

A Fund’s shareholders will be able to exercise control over their relationships with the Advisor, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder, and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the Fund’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Fund’s investment management and investment advisory arrangements.
Primary responsibility for management of a Fund, including the selection and supervision of Subadvisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisors in the Advisor in light of the management structure of the Fund and shareholders’ expectation that the Advisor will utilize its expertise and select the most able Subadvisors.

Under the requested order, the selection of each Subadvisor by the Advisor will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Trustees constitute a majority of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Subadvisory Agreement

Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

and any material amendment to an existing Subadvisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund’s shareholders.
Prospective shareholders will be provided with adequate information about each Subadvisor. The prospectus and SAI for the Fund will disclose information concerning the identity and qualifications of any Subadvisors for the Fund (or its Subsidiary, if any) in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Subadvisor is retained, or a Subadvisory Agreement is materially amended, a Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, if a new Subadvisor is retained in reliance on the requested order, the affected Fund will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadvisor is hired for any Fund (or its Subsidiary, if any), that Fund will send its shareholders either a Multi-manager Notice8 or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
The contemplated arrangements are consistent with the protection of investors because they permit a Fund to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of the Funds, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Subadvisors is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The requested order will not, however, allow for an increase in the aggregate advisory fee rate payable by a Fund without shareholder approval. Pursuant to condition 13, if an increase in subadvisory fees could directly or indirectly result in an increase in the aggregate advisory fee rate payable by the Fund, then shareholder approval is required for any new Subadvisory Agreement, or any amendment to an existing Subadvisory Agreement relating to the fees payable under such Subadvisory Agreement, if the new or amended fee rate would be higher than the highest of the rates payable to the other existing Subadvisors to which the Advisor could have allocated the assets that will be managed by a Subadvisor under the new or amended fee rate.
C.Disclosure of Subadvisor Fees

Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because the Advisor will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Advisor or the Fund pays (directly or through the Subsidiary) to possibly multiple Subadvisors of the Fund would not serve any meaningful purpose.

The advisory fee that will be paid to the Subadvisors will be negotiated by an Advisor acting as investment adviser to a Fund, with the expectation that the Advisor will seek to negotiate the lowest appropriate advisory fee to the Subadvisors. An Advisor’s ability to negotiate with the various Subadvisors would be adversely affected by public disclosure of fees paid to each Subadvisor. If an Advisor is not required to disclose the Subadvisors’ fees to the public, such Advisor may be able to negotiate rates that are below a Subadvisor’s “posted” amounts, the benefits of which are likely to be passed on to shareholders. Moreover, if one Subadvisor is aware of the advisory fee paid to another Subadvisor, the Subadvisor is unlikely to decrease its advisory fee below that amount. The non-disclosure of Subadvisors’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.
The disclosure of fees paid to individual Subadvisors would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Subadvisor fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is

7.A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.
A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Subadvisor fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ an Advisor and to rely upon its expertise in monitoring the Subadvisors, recommending the Subadvisors’ selection and termination (if necessary), and negotiating the compensation of the Subadvisors. There are no policy reasons that require shareholders of such funds to be told the individual subadvisor fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.10

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Subadvisory fees that would result from the public disclosure of each Subadvisor’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.Precedents for Relief
The relief requested in this Application is similar to the relief granted in Cambria ETF Trust et al., ICA Release Nos. 35754 (notice) (September 22, 2025) and 35793 (order) (November 19, 2025); Morgan Stanely Pathway Funds, et al., ICA Release Nos. 35681 (notice) (July 17, 2025) and 35713 (order) (August 12, 2025); Wedbush Series Trust, et al., ICA Release Nos. 35668 (notice) (July 8, 2025) and 35706 (order) (August 5, 2025); Advisors Series Trust, et al., ICA Release Nos. 35642 (notice) (June 17, 2025) and 35676 (notice) (July 15, 2025); Venerable Variable Insurance Trust, et al., ICA Release Nos. 35467 (notice) (February 6, 2025) and 35490 (order) (March 4, 2025); RBB Fund Trust, et al., ICA Release Nos. 35462 (notice) (January 29, 2025) and 35477 (order) (February 25, 2025); ETF Opportunities Trust, et al., ICA Release Nos. 35451 (notice) (January 15, 2025) and 35469 (order) (February 11, 2025); ETF Opportunities Trust, et al., ICA Release Nos. 35450 (notice) (January 15, 2025) and 35470 (order) (February 11, 2025); Kurv ETF Trust, et al., ICA Release Nos. 35426 (notice) (December 19, 2024) and 35447 (order) (January 14, 2025); Elevation Series Trust, et al., ICA Release Nos. 35365 (notice) (October 21, 2024) and 35390 (order) (November 18, 2024); Unified Series Trust, et al., ICA Release Nos. 35278 (notice) (July 16, 2024) and 35294 (order) (August 13, 2024); James Alpha Funds Trust, et al., ICA Release Nos. 35153 (notice) (March 12, 2024) and 35167 (notice) (April 9, 2024); Roundhill ETF Trust, et al., ICA Release Nos. 35120 (notice) (January 30, 2024) and 35147 (order) (February 27, 2024); BondBloxx ETF Trust, et al., ICA Release Nos. 35119 (notice) (January 30, 2024) and 35146 (order) (February 27, 2024); Elevation Series Trust, et al., ICA Release Nos. 35087 (notice) (January 9, 2024) and 35125 (order) (February 6, 2024); Hennessy Funds Trust, et al., ICA Release Nos. 34910 (notice) (May 8, 2023) and 34938 (order) (June 5, 2023); RBB Fund Trust, et al., ICA Release Nos. 34804 (notice) (January 12, 2023) and 34827 (order) (February 7, 2023); Elevation Series Trust, et al., ICA Release Nos. 34802 (notice) (January 11, 2023) and 34825 (order) (February 7, 2023); Quaker Investment Trust, et al., ICA Release Nos. 34648 (notice) (July 13, 2022) and 34668 (order) (August 9, 2022); Simplify Exchange Traded Funds, et al., ICA Release Nos. 34274 (notice) (May 24, 2021) and 34306 (order) (June 21, 2021); USCF Advisers LLC, et al., ICA Release Nos. 33859 (notice) (April 30, 2020) and 33887 (order) (May 27, 2020); PFS Funds Castle Investment Management, LLC, ICA Release Nos. 33563 (notice) (July 23, 2019) and 33595 (order) (August 20, 2019); Toroso Investments, LLC and Tidal ETF Trust, ICA Release Nos. 33469 (notice) (May 8, 2019) and 33499 (order) (June 3, 2019); Symmetry Panoramic Trust and Symmetry Partners, LLC, ICA Release Nos. 33452 (notice) (April 23, 2019) and 33478 (order) (May 21, 2019); TigerShares Trust and Wealth LLC, ICA Release Nos. 33334 (notice) (December 20, 2018) and 33350 (order) (January 29, 2019); and Investment Managers Series Trust, et al., ICA Release Nos. 31954 (January 11, 2016) (notice) and 31989 (February 8, 2016) (order).
E.Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.

V.CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a new Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisors and recommend their hiring, termination and replacement.

Under the Commission’s disclosure requirements applicable to fund portfolio managers (see Investment Company Act Release No. 26533 (Aug. 23, 2004)) a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that each Fund’s SAI will, before the Fund relies on the requested order, describe, and will thereafter continue to describe, the structure and method used to determine the compensation received by a portfolio manager employed by a Subadvisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes, and will continue to describe, the structure of, and method used to determine, the compensation received by a Subadvisor.

3.The Advisor will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets (either directly or through such Fund’s Subsidiary, if any). Subject to review and approval of the Board, the Advisor will (a) set each Fund’s (including, if any, its Subsidiary’s) overall investment strategies, (b) evaluate, select, and recommend Subadvisors to manage all or a portion of each Fund’s assets (directly or through the Fund’s Subsidiary, if any), and (c) implement procedures reasonably designed to ensure that Subadvisors comply with the relevant Fund’s or Subsidiary’s investment objective, policies and restrictions. Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisors (including by allocating and reallocating assets between and among the Fund and, if any, the Fund’s Subsidiary); and (b) monitor and evaluate the performance of the Subadvisors.
4.A Fund will not make any Ineligible Subadvisor Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.
5.A Fund will inform its shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

6.At all times, at least a majority of the Board of each Fund will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
7.Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.
8.The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadvisor during the applicable quarter.

9.Whenever a subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.
10.Whenever a subadvisor change is proposed for a Fund (or for a Subsidiary) with an Excluded Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Excluded Subadvisor derives an inappropriate advantage.
11.No trustee or officer of the Trust or a Fund, or partner, director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.
12.Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13.Any new Subadvisory Agreement or any amendment to a Fund’s (or any Subsidiary’s) existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

14.In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.
VI.CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A and B to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits C and D to this Application.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

ETF Opportunities Trust
8370 Stony Point Parkway,
Suite 205, Richmond, Virginia 23235

and
Framework Digital Advisors LLC
347 5th Avenue, Suite 1402-700
New York, New York 10016
Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:
John H. Lively
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
(913) 660-0778
john.lively@practus.com

With a copy to:
Louis Camhi
Chief Investment Officer
Framework Digital Advisors LLC
347 5th Avenue, Suite 1402-700
New York, New York 10016
louis@rhlcap.com

and

Michael S. Didiuk
Katten Muchin Rosenman LLP
50 Rockefeller Plaza
New York, NY 10020-1605
direct +1.212.940.6677
michael.didiuk@katten.com

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

ETF OPPORTUNITIES TRUST

By: /s/ David A. Bogaert
Name: David A. Bogaert
Title: President
Date: July 20, 2026

FRAMEWORK DIGITAL ADVISORS LLC

By: /s/ Louis Camhi
Name: Louis Camhi
Title Chief Investment Officer
Date: July 20, 2026

EXHIBIT INDEX

Authorizing Resolutions of ETF Opportunities Trust                    Exhibit A

Authorization of Framework Digital Advisors LLC                    Exhibit B

Verification of ETF Opportunities Trust                            Exhibit C

Verification of Framework Digital Advisors LLC                    Exhibit D

EXHIBIT A

ETF OPPORTUNITIES TRUST

AUTHORIZATION TO FILE EXEMPTIVE APPLICATION

The undersigned hereby certifies that he is the duly elected Secretary of ETF Opportunities Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust’s Trust Instrument have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true, and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on October 29, 2025, and reapproved and ratified on October 24, 2024, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that any appropriate officer of the Trust be, and is hereby, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (“SEC”), an application for exemptive relief from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) to the extent necessary to permit the Trust and Framework Digital Advisors LLC (the “Advisor”), subject to certain conditions required by the SEC, to retain, terminate, or replace a sub-advisor to any of the series of the Trust advised by the Advisor (the “Funds”) with the approval of the Trust’s Board of Trustees, but without obtaining shareholder approval;

FURTHER RESOLVED, that the Application may include relief requested on behalf of any future series of the Trust and any other registered open-end management investment companies and their series that are advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor or its successor; and
FURTHER RESOLVED, that any appropriate officer of the Advisor be, and is hereby, authorized to file with the SEC the Application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Investment Advisers Act of 1940, the Securities Act of 1933, and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions.

ETF OPPORTUNITIES TRUST

By: /s/ John H. Lively
Name: John H. Lively
Title: Secretary
Date: July 20, 2026

EXHIBIT B
FRAMEWORK DIGITAL ADVISORS LLC

AUTHORIZATION TO FILE EXEMPTIVE APPLICATION

The undersigned hereby certifies that he is the duly elected Chief Investment Officer of Framework Digital Advisors LLC; that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken, and that as Chief Investment Officer of Framework Digital Advisors LLC, he is authorized to execute and file the Application on behalf of Framework Digital Advisors LLC.

FRAMEWORK DIGITAL ADVISORS LLC

By: /s/ Louis Camhi
Name: Louis Camhi
Title: Chief Investment Officer
Date: July 20, 2026

EXHIBIT C

ETF OPPORTUNITIES TRUST

VERIFICATION

The undersigned states that he has duly executed the Application dated July 20, 2026 for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of ETF Opportunities Trust (the “Trust”); that he is President of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

ETF OPPORTUNITIES TRUST

By: /s/ David A. Bogaert
Name: David A. Bogaert
Title: President
Date: July 20, 2026

EXHIBIT D
FRAMEWORK DIGITAL ADVISORS LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 20, 2026 for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), on behalf of Framework Digital Advisors LLC; that he is Chief Investment Officer of Framework Digital Advisors LLC and is authorized to sign the application on behalf of Framework Digital Advisors; and that all action by the officers and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

FRAMEWORK DIGITAL ADVISORS LLC

By: /s/ Louis Camhi
Name: Louis Camhi
Title: Chief Investment Officer
Date: July 20, 2026